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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2003


                          TRANSCANADA PIPELINES LIMITED
--------------------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


            450 - 1ST STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F                   Form 40-F   X
                            -----                       -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                          No   X
                            -----                       -----


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         TransCanada PipesLines Limited is filing this Form 6-K for the purpose of filing a copy of the document listed below (originally filed as an exhibit to a Form 6-K filed on June 11, 2003) corrected to reflect a change to Schedule I thereto. This document is incorporated by reference as an additional exhibit into Registration Statement on Form F-9 (File No. 333-101140).

         4.10 Underwriting Agreement dated June 9, 2003 between TransCanada PipeLines Limited and the underwriters listed therein.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         TRANSCANADA PIPELINES LIMITED

Date:  June 16, 2003
                                         By:      /s/ Rhondda E.S. Grant
                                             ----------------------------------
                                             Name:  Rhondda E.S. Grant
                                             Title: Vice-President and Corporate
                                             Secretary


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                                  EXHIBIT INDEX

4.10 Underwriting Agreement dated June 9, 2003 between TransCanada PipeLines Limited and the underwriters listed therein.